U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                                                                                                                                                  HCIM Trust
Address of Principal Business Office:
c/o Hatteras Capital Investment Management, LLC
8540 Colonnade Center Drive, Suite 401
Raleigh, North Carolina 27615

Telephone Number (including area code):  1-866-388-6292
Name and Address of Agent for Service of Process:
The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Raleigh and the State of North Carolina on the 18th day of July, 2013.

HCIM Trust

By:	/s/ David B. Perkins
David B. Perkins
Sole Trustee and President

Attest:	/s/ R. Lance Baker
R. Lance Baker Treasurer